BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888
ALBERTA SECURITIES COMMISSION 19th Floor, 10025 Jasper Avenue Edmonton, Alberta, T5K 3Z5	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2
TSX VENTURE EXCHANGE 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD.
Material Change Report Under Section 146 of the Securities Act (Alberta) and Section 85 of the Securities Act (British Columbia)

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of BIRCH MOUNTAIN RESOURCES LTD. (the "Corporation" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 27 of the Securities Act (Alberta) and Form 53-901F of the Securities Act (British Columbia). Concurrent with this filing, this letter is being filed with the TSX Venture Exchange Inc., being the only Exchange on which the Corporation's shares are currently listed.

Item 1 - Reporting Issuer

 BIRCH MOUNTAIN RESOURCES LTD.
Suite 3100, Bow Valley Square II
205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on December 20, 2002.

Item 3 - Publication of Material Change/Press Release

A press release was issued on December 23, 2002.

Item 4 - Summary of Material Change

The Corporation completed the closing of a non-brokered private placement of 2,071,910 units at $0.25 per unit for gross proceeds of approximately $515,000.

Birch Mountain's Industrial Mineral Division has received authorization from Alberta Sustainable Development to conduct a limestone delineation drill program on its Athabasca mineral property.

AMEC E&C Services Limited ("AMEC"), Saskatoon, Saskatchewan, has been engaged to prepare a conceptual economic study of the proposed limestone quarry development.

Full Description of Material Changes

The Corporation has completed an initial closing of a non-brokered private placement consisting of 2,071,910 units at a price of $0.25 per unit for net proceeds of approximately $515,000. Each unit consists of one common share and one non-transferable common share purchase warrant, with each warrant entitling the holder to purchase an additional common share for $0.75 for a period of 16 months after the date of closing. The Corporation expects to conduct additional closings of this private placement in January 2003.

Birch Mountain's Industrial Mineral Division has received authorization from Alberta Sustainable Development to conduct a limestone delineation drill program on its Athabasca mineral property. The delineation drill program is now underway and comprises a minimum of 5 holes to be drilled to a depth of approximately 50 m under the direction of an independent qualified person. Layne Christensen Canada Limited, Calgary, Alberta, has been contracted to conduct the drilling, which is anticipated to be completed early in January 2003.

AMEC E&C Services Limited ("AMEC"), Saskatoon, Saskatchewan, has been engaged to prepare a conceptual economic study of the proposed limestone quarry development. AMEC will review existing project-related information, prepare a conceptual site plan and processing flowsheet, develop preliminary operating and capital costs, and prepare a preliminary financial analysis. Birch Mountain is evaluating business opportunities arising from limestone development in the Fort McMurray region, including supplying limestone aggregate and producing quicklime for flue gas desulphurization and water treatment by oil sands companies and other industrial users in northern Alberta.

The Mineral Technology Division received an Issue Notification from the U.S. Patent and Trademark Office. Patent number 6,494,932 which was issued on December 17, 2002.

Item 6 - Reliance on Section 146(2) of the Securities Act (Alberta) or Section 85(2) of the Securities Act (British Columbia)

Not applicable

Item 7 - Omitted Information

Not applicable

Item 8 - Senior Officer

The name of a Senior Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Donald L. Dabbs, Vice-President and Chief Financial Officer, telephone (403) 262-1838.

Item 9 - Statement of a Senior Officer

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, this 2nd day of January, 2003.

Yours truly,

BIRCH MOUNTAIN RESOURCES LTD.

Per: "Donald L. Dabbs"
Donald L. Dabbs
Vice-President and CFO